Filed by Concho Resources Inc.

(Commission File No. 001-33615)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: RSP Permian, Inc.

(Commission File No. 001-36264)

The following is a transcript of a conference presentation that was given by Concho Resources Inc. on June 6, 2018.

CORPORATE PARTICIPANTS

Jack F. Harper Concho Resources Inc. - President & CFO

MANAGEMENT DISCUSSION

Jack F. Harper Concho Resources Inc. - President & CFO

Can you hear me, okay? All right. Well, thank you, and thanks to the BofA team that’s in the room, and to those who are not, BofA has been a great partner of Concho, not only in this public life of this Concho, but prior to that, and so we appreciate that relationship very much. And I also, as a side note, I appreciate being in New York today. I think, I look at the forecast in Midland, there’s a 36-degree difference today in temperature. So we might hangout here for a few days.

But it’s always fun to be here talking about Concho. The first point there talking about the Permian has been our home for 30 years, and while this company has been public since August ‘07, there was 2 private iterations starting in 1997, and prior to that, many of us were working at other companies in the Permian. So every game is a home game, and we like it that way. So how does that matter? What’s mattered a lot for a lot of reasons, in building a company, having ears on the ground, I think, has enabled us to build relationships, acquire assets differentially to our peers. We also, I think, it’s allowed us to create culture that is unique at Concho having people centrally located in very — no questions about the strategy is and what we’re trying to achieve. And so I do think it has allowed us to build a company that has execution strength as a priority, we have very capital efficient plan each year. And going back to ‘97 and even prior to that in previous slides, that strategy has really had four main elements, and it’s been people, it’s been a focus on asset quality, a focus on rate of return and a focus on a strong financial position or balance sheet.

And I think when you look at our first quarter results this year - a quarter doesn’t make a company or a year – but the first quarter results this year are really indicative of all of those things coming together at this moment in time for Concho. We had one of the best, if not the best quarters in the company’s history. We grew our oil production 14,000 barrels a day organically over the previous quarter. We affected numerous transactions including the largest swap we’ve ever done in history of the company with a major oil company. We sold about $300 million of assets. We received a distribution from our investment in a midstream asset, both of those allowed us to reduce our debt by over $300 million. And most importantly, we signed up the RSP acquisition.

And so things are going well at Concho. The fundamentals of our business have really never been as strong as they are today.

So if we look at that strategy, I wanted to hit a couple of different components just individually. And I should have said in the beginning, I’m going to try to keep my comments relatively brief so that we can focus more on your questions, so I’ll talk for another 10 minutes or so, max.

On the execution scale and strength side, since the transition to horizontal drilling in the Permian, Concho has drilled more horizontal wells than any of our peers. Being able to take the empirical data that we received from all those wells and combining it with the technology we’re deploying in these areas helps us get to the point faster and helps us, I think, create more and more efficient capital program.

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Our inventory. This inventory is the result of many years of focus and focusing on asset quality all along the way. So we’re most focused within that inventory on the premium inventory, those wells and projects that can yield a greater than 35% rate of return at mid-$50s oil. Today, in our current pace, we have about 3 decades worth of that type of inventory.

This next bullet of capital efficiency and the 20% growth, that simply, that 20% is not magic, it’s just an output of our view on what a reinvestment of our cash flow over that period of time will yield the company. So, if the result is 18% or 22%, it will be what it will be based on our reinvestment of our cash flow.

And then last, but not least, is financial strength. I want to mention that we made a conscientious shift a couple of years ago of our leverage goal post. We were historically lived in the range of 1.5 to 2-times debt-to-EBITDA. We focused on moving that to 1 to 1.5-times. We’ve successfully done that. At the end of the first quarter, that number was at the low end of that new range, and that is the range that we plan to live in going forward.

So diving in just a little deeper on that. What we’ve done to the balance sheet and to the debt side of the company, if you look back just two years, we’ve reduced the debt about $1 billion. And the two big drivers of that reduction are highlighted over on the right-hand side of the chart. It’s been underspending our cash flow to the tune of about $0.5 billion over the last couple of years. And it’s been through this active portfolio management, or selling of assets that have accumulated in the total of about $1.4 billion if you go back to the early part of 2016. This active portfolio management is something that’s here to stay for Concho. And the premise there is if we have assets that we can trade, swap to get more near our large block and allows for large scale development, we’re going do that. And if we see projects that we don’t see making their way into this premium inventory over time, we need to figure out ways to create value that either through a sale or through some type of strategic trade, like we’ve done very recently.

I’ve mentioned most of this already, but just hitting on each one of them quickly. Our production in the first quarter was 228,000 BOEs a day, led by this growth in oil production of 14,000 over the previous quarter to total of 144,000 barrels in that first quarter. I mentioned all these things already. Active portfolio management, balance sheet, and I just mentioned the production guide of 18% to 20% this year.

What this slide highlights is what I’ve talked about in terms of this large-scale project development that we have transitioned to over the last couple of years. And it really highlights two things. On the left side is the diversity of these projects amongst our assets, so in other words, we’re doing them in all the places where we operate. And the size of the project is increasing pretty significantly, including the first project listed there called the Dominator, which is a 20-plus well project that we start this year, but won’t see any production benefit until next year. So, increasing not only in number, but in size.

Moving over to the right-hand side of chart. Really just highlight some of the recent development in each one of these asset groups. Starting with the Northern Delaware Basin, particularly proud of this one, had our longest average lateral length ever in the first quarter of 8,500 feet, and coupled with that was our best ever 30-day production performance. So that’s a very powerful combination. And then lastly, in the Northern, we talked about new zones, the 2nd Bone Spring, and I’d just say that to highlight that we’re not finished finding new zones and maximizing the dollars spent even in the Northern Delaware, where we have drilled the most number of zones.

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Over in the Southern Delaware Basin, they also had 30-day production levels for the quarter and over 2,000 BOEs per day.

In the Midland Basin, we moved this entire program to this large-scale, long-lateral development. You can see that the average lateral length is 10,000 plus feet in the quarter. That’s what it looks like really looking out for the rest of this year.

And then lastly, we touch on the midstream on this slide. It says that 85% of our production is on oil. The great majority of that oil that is not on a regional pipe goes directly to refinery out there. So we have good security of getting the wells online quickly and having a lot of optionality with our barrels.

I’d like to refer to this slide as putting our money where our mouth is. There’s been a lot of talk about spending within cash flow and being able to grow. What we show here is that 10 out of the last 11 quarters, we have done that. And in the aggregate, it is an underspend of about $0.5 billion while growing our production almost 50% over of that period of time. So I hope this illustrates to you our commitment to spending our cash flow, but also the power of our assets and growing from less than 150,000 a day to almost 230,000 equivalent per day.

I mentioned that the portfolio management in the beginning, this is a concept that’s here to stay for us. But this slide illustrates some of the recent transactions that we have done. Thinking about the RSP deal. If you look at the Delaware Basin, that largest, most contiguous block that’s highlighted in green is their position in the Delaware. And then in the Midland Basin, they tack on to the bottom of our superblock up there in the Northern Midland Basin and then moving South and West from there. And then you see some of the other additions there and our trade with a major oil company that was done in the first quarter. What this slide does not show that it probably should at some point is all the assets that we sold or traded over the last three or four years to really develop these very intuitive large blocks that fit our style of development better. And so I think if you look at the 2012, ‘13 version of this map you really see that conversion even more clearly.

In 2018, the punchline here is you should expect more of the same. The reinvestment of our cash flow and an increasing focus on these large-scale projects, 80% of our wells will be on multi-well pads, two-thirds of the wells will be in large-scale projects of four or more wells. The other thing to point out here is the diversity we have amongst our assets, especially the Southern and Northern Delaware Basin and the Midland Basin from a rig count and from a capital allocation standpoint. So that’s all to really mention about ‘18.

Again, to reemphasize what we’ve done in the first quarter on the debt side, we brought it down another $320 million to that $2.4 billion level.

And then the last slide I’ll go through here is just I talked about our transition to this lower leverage range. We’re firmly there today, plan to say there on this side of the chart, and you can see where that puts us very strong, very good peer group. So with that, I’m going to stop, and I’d love to answer your questions. And you can refer back to some of these slides if you need to. Yes, sir?

QUESTIONS AND ANSWERS

Unidentified Participant

Thanks for the update on the liquids takeaway. The gas seems to be an increasing problem out there. Can you talk about your gas this way and how you’re handling this?

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Jack F. Harper Concho Resources Inc. - President & CFO

Sure. On the gas side, historically we have partnered with large providers in the Permian that gather and process our gas. There’s plenty of capacity for gathering and processing, so the concern is on the takeaway of the dry gas. By virtue of their arrangements with us and the obligations to gather and process that gas, they’re very incented, our partners are very incented to move the gas down the pipeline. And so if there is a problem in the future, which there’s not one today, I don’t see us being disproportionately affected by that.

Unidentified Participant

One follow-up for that. Do you see that as a potential limiting factor on the growth trajectory into ‘19 and ‘20?

Jack F. Harper Concho Resources Inc. - President & CFO

We don’t see any change to the plan as we laid out two and a half months ago. In fact, the aggregate of the factors that go into that plan have really only improved net of our hedges since that point.

Unidentified Participant

I was trying to follow on to that question. Do you, on a natural gas side, do your G&P partners have an obligation to gather and process anything you produce? And do you have any guarantee in terms of the pricing that you will receive relative to some hub?

Jack F. Harper Concho Resources Inc. - President & CFO

We don’t have any price guarantees other than hedges that we have.

Unidentified Participant

And so are they required to gather and process any volumes you produce, but there’s no problems on the price side?

Jack F. Harper Concho Resources Inc. - President & CFO

That’s correct. Each arrangement is different, so I hate to generalize all of them the same, but generally it’s what you get.

Unidentified Participant

And given what you, obviously, there’s some issues on the oil side as well, but are you changing the way you allocate resources in terms of where you’re drilling and completing wells given what’s happening? Or are you kind of shifting more focused to the zone, the areas where you have higher liquids content given what’s happening?

Jack F. Harper Concho Resources Inc. - President & CFO

No, not necessarily. We have that ability, but we have not changed our plan at this point, because there has not been a need to change our plans.

Unidentified Participant

Is that because the return that the different projects they provide have kind of moved in tandem? I would think, intuitively, that areas with higher gas content to return to decline unless you allocate more resources to them?

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Jack F. Harper Concho Resources Inc. - President & CFO

Generally speaking, that’s where our capital allocation has gone anyway, and that you’ve seen that with this pick up in our oil production as a percentage. So the answer to it is yes, it’s not necessarily because of the price, but just because that’s the economic outcome.

Unidentified Participant

(inaudible)

Jack F. Harper Concho Resources Inc. - President & CFO

Yes to just about everything you said there. Integration work is in place. And we’re more energized than ever about that deal. As I’ve said, they’ve ran that company and created the asset base in a very similar way to us. And so no plans have changed in regards to that.

Unidentified Participant

(inaudible)

Jack F. Harper Concho Resources Inc. - President & CFO

Sure. Focused on increasing the quality of our inventory. And from this point forward, the potential close of the deal would be swapping and trading assets to only high-grade what we already have. And, you know, our focus over the next couple of years that we’ve laid out is to reinvest our cash flow, grow. And we put that out in February, low-to-mid-$50s price, that yielded roughly 20% growth. And today we don’t see any change to that. And so really what our goal is to effectively reinvest our cash flow to the highest returning projects and programs if we can, and not put a particular production goal out there, because the circumstances along the way can change such that we won’t be able to adapt.

Unidentified Participant

Apologies if you covered this in the beginning and I missed this, but have you articulated on the oil side if you have any FT arrangements on the takeaway side that can get you pricing better than Midland Basin pricing?

Jack F. Harper Concho Resources Inc. - President & CFO

We’re primarily based on Midland today. We’ve also historically hedged not only NYMEX prices, but basis prices. We have almost 60 million barrels of basis hedges between the end of this year and next year at roughly $1, so to mitigate some of those changes.

Unidentified Participant

Any other questions? All right I’ll jump more to the balance sheet questions. Given your production size over, well over 200,000 barrels per day, close to 300,000 per day once RSP closes, and your lower leverage targets, what has been the conversation that maybe they said coming to the year that you guys were the only name that gets upgraded this year to high-grade. Should we get the time line on that, what they have been telling you?

Jack F. Harper Concho Resources Inc. - President & CFO

Well, we’re just focused on all the things that we can control, which is running our business the most efficiently that we can. We run our own analysis. And we’re very comfortable that the output of that analysis is very favorable compared to some other investment-grade rated companies. And so we can only focus on what we can control.

Unidentified Participant

Great. Moving on to M&A. I mean you talked about swaps. Would you consider — would you consider levering above that range for an attractive M&A opportunity? And then doing a deal afterwards to delever or delever through cash flow? How flexible is that 1 to 1.5-times range in terms of leverage?

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Jack F. Harper Concho Resources Inc. - President & CFO

So the range is one that I effectively will live in, I could see moments in time where we might be below the low end. Getting above the high end, would most likely be due to a quick fall in commodity price. It would not be due to leveraging for an acquisition. So I don’t expect that to be an outcome, I expect our focus to be on swaps and trades and actively managing our own portfolio.

Unidentified Participant

With the sand, water, etc….what we’ve heard so far, so far we’ve heard about trucking issues and labor issues and local sand, could you walk us through with the the drilling program, how you’re managing some of those logistical challenges? And whether or not trucking or sand or rails have become an issue either for yourself or in other basins that you’re in?

Jack F. Harper Concho Resources Inc. - President & CFO

It is not become an issue for Concho. I think our scale helps a lot in that regard and our planning process well in advance helps. On the sand side, we also have our arrangements with multiple mines. So we’re not just relying on one particular mine, so that gives us additional optionality. And on the topic of sand, we do have more than half of our sand being used today is from local sources. We have not had any change to our plan. It is crowded out there, though.

Unidentified Participant

Sorry, are you moving to 100 mesh or 40/70? Is sticking with 40/70, how is (inaudible) factoring into the current drilling plan and what is expected to change there over time?

Jack F. Harper Concho Resources Inc. - President & CFO

The blend we’ve had in our completions for the last couple of years has been a mix of 100 mesh and 40/70. We will still use for now, 40/70 from the North, especially in certain parts of the Delaware Basin where that may be required. But a couple of things can happen to change that over time, which would be more use of 100 mesh, in general from the basin, as a percentage of the mix. And secondly would be use of locally-mined 40/70. It’s going to take some testing to know whether or not it has the crush to work in some of those higher pressured reservoirs.

Unidentified Participant

Great. And then, sorry, just on the trucking side, any issues with trucking logistics, moving sand around, moving water around, moving crude around? Just some...

Jack F. Harper Concho Resources Inc. - President & CFO

We have had no constraints for crude, gas, oil, sand, water. So no.

Unidentified Participant

Are there other questions from the audience?

The futures curve for the Mid-Cush differential showing considerable widening in the upcoming months and quarters. Is there a price point or a differential light level where you consider slowing growth engine and building DUC inventory?

Jack F. Harper Concho Resources Inc. - President & CFO

Well, we base our programs on cash flow. When we laid out in our budget, it was laid out in low to mid-$50s price range, net hedges. We have not seen a degradation from that point in time. So, no, I don’t see a change in plans at this point. But over a longer period of time, if our cash flow were to go up or down, that would be the governor for our spend rate.

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Unidentified Participant

Great. So on one of your slides, you mentioned consolidation opportunities; you’ve obviously been active. The EBITDA multiples have come down from the rock stars from very high levels, to what look like cheap levels at this point in time. So from a consolidation standpoint, would you expect now that your multiples are getting closer to the mega cap or the large cap guys in the field that they would be interested? Or is this stills more about consolidated up between the smaller mid-cap companies getting larger and larger?

Jack F. Harper Concho Resources Inc. - President & CFO

I wouldn’t speculate on what other companies are thinking. I think — I do think though the basin needs to be consolidated. There’s a lot of players out there. It needs to be consolidated by the companies that run the largest programs the most effectively. I believe we’re one of them. And we’re happy with what we have. And so our focus post the close of this deal would be asset swaps and trades in and around acreage that we already have.

Unidentified Participant

You’ve seen a big push in the E&P space now that oil WTI is up to $65 granted there’s a big differential in the Permian for a bit sort of more shareholder return. You guys are one of the names that really you don’t pay a dividend, you don’t have a share buyback program. When does the pressure mount up for you to start returning cash to shareholders? And you say you want to match your cash flow with your CapEx, just given how much cash flow you start seeing over the next year, do you see opportunity to return the cash to shareholders?

Jack F. Harper Concho Resources Inc. - President & CFO

We showed the one slide that was putting our money where our mouth slide is. So I think we’ve proven that we can spend our cash flow, or less, grow the business and have excess cash flow. To this point, we used that cash flow to either reduce our debt or to increase our acreage in and around our core areas. We’ve laid out a plan for the next two and a half years. It would be a reinvestment of our cash flow. That is our base plan. But at that point in time, when we complete that plan, I think that we will have, as we do today, greater optionality than anybody out there to toggle our growth and create more cash flow if the landscape kind of provides for that.

Unidentified Participant

Good. Are there any more questions from the audience?

Jack F. Harper Concho Resources Inc. - President & CFO

Okay. Thank you very much.

Unidentified Participant

Thank you. I appreciate it.

Concho Resources Inc.

Concho Resources Inc. is an independent oil and natural gas company engaged in the acquisition, development, exploration and production of oil and natural gas properties. The Company’s operations are focused in the Permian Basin of Southeast New Mexico and West Texas. For more information, visit the Company’s website at www.concho.com.

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No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between RSP Permian, Inc. (“RSP”) and Concho Resources Inc. (“Concho”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements contained in this communication specifically include statements, estimates, guidance and projections regarding the Company’s future financial position, operations, performance, business strategy, oil and natural gas reserves, drilling program, production, capital expenditure budget, liquidity and capital resources, the timing and success of specific projects, outcomes and effects of litigation, claims and disputes, derivative activities and sources of financing. The words “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “outlook,” “goal” or other similar expressions that convey the uncertainty of future events or outcomes are intended to identify forward-looking statements, which generally are not historical in nature. However, the absence of these words does not mean that the statements are not forward-looking. These statements are based on certain assumptions and analyses made by the Company based on management’s experience, expectations and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of performance. Although the Company believes the expectations reflected in its forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. The guidance capital program and outlook presented herein are subject to change by the Company without notice and the Company has no obligation to affirm or update such information, except as required by law. Moreover, such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include the risk factors discussed or referenced in the Company’s most recent Annual Report on Form 10-K; Quarterly Reports on Form 10-Q and Current Reports on Forms 8-K; risks associated with the Company’s proposed merger with RSP, including increased expenses, management distraction from the Company’s business, declines in the market price of the Company’s common stock and failure to realize the expected benefits of the transaction; failure, difficulties and delays in meeting conditions required for closing set forth in the RSP merger agreement; risks associated with acquisitions, including liabilities associated with acquired properties or businesses and the ability to realize expected benefits; disruptions to, capacity constraints in or other limitations on the pipeline systems that deliver the Company’s oil, natural gas liquids and natural gas and other processing and transportation considerations; declines in, or the sustained depression of, the prices we receive for the Company’s oil and natural gas; risks related to the concentration of the

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Company’s operations in the Permian Basin of southeast New Mexico and west Texas; evolving cybersecurity risks, such as those involving unauthorized access, denial-of-service attacks, malicious software, data privacy breaches by employees, insiders or others with authorized access, cyber or phishing-attacks, ransomware, malware, social engineering, physical breaches or other actions; the costs and availability of equipment, resources, services and qualified personnel required to perform the Company’s drilling, completion and operating activities; drilling, completion and operating risks; environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater contamination; the effects of government regulation, permitting and other legal requirements, including new legislation or regulation related to hydraulic fracturing, climate change, derivatives reform or the export of oil and natural gas; the impact of current and potential changes to federal or state tax rules and regulations, including the Tax Cuts and Jobs Act; potential financial losses or earnings reductions from the Company’s commodity price risk-management program; difficult and adverse conditions in the domestic and global capital and credit markets; the adequacy of the Company’s capital resources and liquidity including, but not limited to, access to additional borrowing capacity under the Company’s credit facility; the impact of potential changes in the Company’s credit ratings; uncertainties about the Company’s ability to successfully execute the Company’s business and financial plans and strategies; uncertainties about the estimated quantities of oil and natural gas reserves; uncertainties about the Company’s ability to replace reserves and economically develop the Company’s current reserves; general economic and business conditions, either internationally or domestically; competition in the oil and natural gas industry; and uncertainty concerning the Company’s assumed or possible future results of operations; and other important factors that could cause actual results to differ materially from those projected.

Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the Transaction, Concho filed with the U.S. Securities and Exchange Commission (“SEC”), on June 4, 2018, an amendment to the registration statement on Form S-4 that was originally filed on April 20, 2018, that includes a joint proxy statement of RSP and Concho that also constitutes a prospectus of Concho. The registration statement was declared effective on June 6, 2018, and RSP and Concho will commence mailing the definitive joint proxy statement/prospectus to stockholders of Concho and RSP on or about June 12, 2018. RSP and Concho will also file other documents with the SEC regarding the Transaction. This document is not a substitute for the registration statement and joint proxy statement/prospectus filed with the SEC, including any amendments thereto, or any other documents that Concho or RSP may file with the SEC or send to stockholders of Concho or RSP in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF RSP AND CONCHO ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders are able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and all other documents filed or that will be filed with the SEC by Concho or RSP through the website maintained by the SEC at www.sec.gov.

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Copies of documents filed with the SEC by RSP will be made available free of charge on RSP’s website at www.rsppermian.com, under the heading “SEC Filings,” or by contacting RSP’s Investor Relations Department by phone at 214-252-2700. Copies of documents filed with the SEC by Concho will be made available free of charge on Concho’s website at www.concho.com, under the heading “Investors,” or by contacting Concho’s Investor Relations Department by phone at 432-221-0477.

Participants in Solicitation

Concho, RSP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Concho’s common stock and RSP’s common stock in respect to the Transaction.

Information regarding RSP’s directors and executive officers is contained in the Form 10-K/A filed with the SEC on April 30, 2018 and in the other documents filed after the date thereof by RSP with the SEC. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing RSP’s website at www.rsppermian.com. Information regarding Concho’s executive officers and directors is contained in the proxy statement for Concho’s 2018 Annual Meeting of Stockholders filed with the SEC on April 5, 2018 and in the other documents filed after the date thereof by Concho with the SEC. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Concho’s website at www.concho.com under the heading “Investors.”

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the definitive joint proxy statement/prospectus. You may obtain free copies of these documents as described above.

INVESTOR RELATIONS

Megan P. Hays

Vice President of Investor Relations and Public Affairs

432.685.2533

Mary T. Starnes

Investor Relations Manager

432.221.0477

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